SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Dynegy Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26817G300
(CUSIP Number)

May 10, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Habrok Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 26817G300	13G/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Leif Christian Kvaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 26817G300	13G/A	Page 4 of 5 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on January 31, 2011 (the "Original Schedule 13G") as amended by Amendment No. 1 filed on January 5, 2012 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Dynegy Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below. The Reporting Persons have determined to voluntarily file this exit Amendment at this time prior to the required deadline after the end of the calendar year.

Item 4.	OWNERSHIP

A.	Habrok Management
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
	(c) (i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: -0-

B.	Mr. Kvaal
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: -0-

Habrok Management, which serves as the investment manager to Habrok LP, Habrok Master Ltd and Vittoria-H, L.P. (the "Funds"), may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  Mr. Kvaal, who serves as Senior Partner and Chief Executive Officer of Habrok Management, may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  The filing of this statement should not be construed as an admission that Mr. Kvaal is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock held by the Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

CUSIP No. 26817G300	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  May 10, 2012

HABROK CAPITAL MANAGEMENT LLP

By:	/s/ John Evans
Name: John Evans
Title: General Counsel and Compliance Officer

/s/ Leif Christian Kvaal
Name: Leif Christian Kvaal